November 20, 2012

Erin Jaskot

Staff Attorney

Division of Corporation Finance

United States Securities and

    Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SunCoke Energy Partners, L.P.
Amendment No. 5 to Registration Statement on Form S-1
Filed November 14, 2012
File No. 333-183162

Dear Ms. Jaskot:

On behalf of SunCoke Energy Partners, L.P. (the “Registrant”), we have filed through EDGAR Amendment No. 6 (“Amendment No. 6”) to the above-referenced registration statement on Form S-1 (the “Registration Statement”). For your convenience, we have also forwarded courtesy copies of Amendment No. 6, which has been marked to show changes made since the filing of Amendment No. 5 to the Registration Statement (“Amendment No. 5”), filed with the Securities and Exchange Commission (the “Commission”) on November 14, 2012. A copy of this letter has been furnished in EDGAR as correspondence.

In this letter, we set forth the response of the Registrant to the comment (the “Comment”) contained in the letter from the staff (the “Staff”) of the Commission dated November 19, 2012 (the “Comment Letter”), with respect to the above-referenced filing. For your convenience, in this letter we have repeated in bold type the Comment as set forth in the Comment Letter. The Registrant’s response to the Comment is set forth immediately below the text of the Comment.

The page reference in the Registrant’s response is to Amendment No. 6. Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement.

Information provided in this letter on behalf of the Registrant has been provided to us by the Registrant.

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Riyadh Shanghai Tokyo Washington	666 Fifth Avenue, 26th Floor New York, NY 10103-0040 Tel + 1.212.237.0000 Fax + 1.212.237.0100 www.velaw.com

Securities and Exchange Commission, November 20, 2012, Page 2

Cash Distribution Policy and Restrictions on Distributions, page 50

Estimated Net Income and Adjusted Current Earnings for the Twelve Months Ending December 31, 2013, page 57

1.	We note the additional disclosures you provided on page 61 in response to comment 4 in our letter dated November 9, 2012. Please expand your disclosures to clarify, if correct, that you did not meet the targeted coal-to-coke yields during the historical periods presented and quantify the negative impact this had on your margins. If you have provided this disclosure elsewhere in the Form S-1, please provide a cross-reference to this disclosure. Please also clarify why you determined that you will meet the targeted coal-to-coke yields during fiscal year 2013. Finally, please ensure that your explanation sufficiently explains why the cost of products sold and operating expenses as a percentage of sales and other operating revenue is anticipated to decrease to 76.5% as compared to 81.6% and 81.2% for the pro forma 12-months ending December 31, 2011 and September 30, 2012, respectively.

Response: The Registrant acknowledges the Staff’s Comment and has revised the Registration Statement accordingly. Please see page 61.

Please direct any questions that you have with respect to the foregoing to the undersigned at 212-237-0020 or to Mike Rosenwasser (212-237-0019) or Rachel Packer (212-237-0187).

Very truly yours,

/s/ Michael Swidler

Michael Swidler

cc:	Tracey Smith (Commission)
Al Pavot (Commission)
Craig E. Slivka (Commission)
Pamela A. Long (Commission)
Denise R. Cade (Registrant)
Sean T. Wheeler (Latham & Watkins LLP)
Divakar Gupta (Latham & Watkins LLP)